Exhibit 99.1

Axiall Rejects Revised Proposal from Westlake

Sought to Engage Constructively with Westlake Board and Management

ATLANTA – April 4, 2016 – Axiall Corporation (“Axiall” or the “Company”, NYSE: AXLL) today confirmed that it has received, and rejected, a revised proposal from Westlake Chemical Corporation (“Westlake”, NYSE: WLK) to acquire all of the outstanding common shares of Axiall for a consideration of $14.00 cash and 0.1967 Westlake shares per Axiall share, or approximately $23.12 per share based on the closing price of Westlake common stock on March 29, 2016 (the “Revised Proposal”).

Axiall noted that it actively engaged in discussions with Westlake over the past several weeks in an effort to see if Westlake was willing to make a revised proposal that appropriately reflects the high quality of Axiall’s assets, the significant growth potential of its business and the powerful synergies available in a combination. The Axiall Board of Directors, in consultation with its legal and financial advisors, carefully reviewed, considered and unanimously rejected the Revised Proposal.

On March 31, 2016, Axiall sent a letter to Westlake noting that Westlake had submitted a revised indication of value prior to any meaningful discussion of the very substantial synergies between the two companies, estimated by Axiall to be as high as $270 million annually, $210 million more than the $60 million in synergies underlying Westlake’s proposal. The letter also noted that despite its request, Axiall was not provided the opportunity to conduct due diligence with respect to Westlake’s business, which it would need given the substantial stock component to Westlake’s proposal.

The March 31st letter to Westlake follows:

March 31, 2016

Westlake Chemical Corporation

Westlake Center

2801 Post Oak Blvd.

Suite 600

Houston, Texas    77056

Attention:	Albert Chao, President and Chief Executive Officer
James Chao, Chairman of the Board

Gentlemen,

Axiall Corporation’s board of directors, with the assistance of independent financial and legal advisors, reviewed your March 29th proposal to acquire Axiall for $14.00 cash and 0.1967 Westlake shares per Axiall share, or approximately $23.12 per share, and determined that it is inadequate.

The Axiall board also believes that Westlake’s revised proposal is inconsistent with our understanding when we met in Houston on March 8th. Our Chairman, another independent director and I traveled to Houston specifically to establish a process for engagement with Westlake and to demonstrate our Board’s willingness to have constructive discussions regarding your initial proposal despite its deficiencies.   As we told you in that meeting, we were willing to share comprehensive business, financial and other non-public information, including estimated synergies associated with a possible transaction, in order to demonstrate that a substantial increase in your initial price of $11.00 in cash and 0.1967 Westlake shares was warranted.

Following our March 8th meeting, we had numerous in-person meetings, telephone calls and expert sessions and provided you substantial non-public information, including through a virtual data room. In addition, at your advisors’ request, we delayed setting a record date for our upcoming shareholder meeting to provide you ample opportunity to digest the information we furnished.   Given this, we were surprised and disappointed by your decision to submit a revised indication of value before the completion of these discussions.   In particular, we struggle to understand why you would not engage in any meaningful discussion of the very substantial synergies between the two companies prior to your revised proposal especially since we have told you we believe the synergies could be as high as $270 million annually.   This is $210 million more than the $60 million in synergies underlying your proposal.   In addition, as there is a substantial stock component to your proposal, we would need the opportunity to conduct due diligence with respect to Westlake’s business if we were to move forward.

We have also provided you with substantial information regarding our building products business.   We are encouraged by the strong interest we are receiving in the building products business.   In accordance with your request, we will send you a process letter and we would encourage you to submit a proposal as soon as possible if you would like to remain active in the building products divestiture process.

To reiterate what we have already told you, we are not opposed to a strategic transaction provided that it delivers full and fair value to Axiall shareholders.   We remain willing to share information and have further discussions, but the value you currently propose simply ignores the high quality of our assets, the significant growth potential of our business and the powerful synergies available in a combination.   If you are not willing to substantially increase your proposed value and engage in further discussions, we are prepared to explain to Axiall’s shareholders why your proposal does not fairly reflect Axiall’s intrinsic value and does not adequately compensate Axiall’s shareholders for the growth in shareholder value that we are confident we are poised to deliver.

Sincerely,

/s/ Timothy Mann, Jr.
President and Chief Executive Officer

On April 3, 2016, Westlake notified Axiall that it intended to disclose its revised proposal publicly and stated that it believed that the Company’s March 31st letter inaccurately portrayed certain aspects of the parties’ discussions, particularly (1) whether Westlake had been informed that Axiall had delayed setting a record date, (2) whether Westlake engaged in meaningful discussions of potential synergies and was willing to provide due diligence on Westlake, and (3) whether numerous in-person meetings had occurred.   Axiall believes that its March 31st letter is accurate.

The discussions between Axiall and Westlake were conducted pursuant to a confidentiality agreement that includes standstill provisions that permit Westlake to make proposals to acquire Axiall and pursue nominations to Axiall’s Board of Directors at its 2016 Annual Meeting of Stockholders, but prohibit Westlake from making a tender or exchange offer to Axiall shareholders or buying additional Axiall stock before September 15, 2016.   Axiall has not yet scheduled the date of its 2016 Annual Meeting of Stockholders or set the record date for stockholders entitled to vote at the 2016 Annual Meeting.

Morgan Stanley & Co. LLC and Barclays are acting as financial advisors to Axiall and Jones Day and Weil, Gotshal & Manges LLP are acting as legal counsel.

About Axiall

Axiall Corporation is a leading integrated chemicals and building products company. Headquartered in Atlanta, Axiall has manufacturing facilities located throughout North America and in Asia to provide industry-leading materials and services to customers. For more information, visit www.axiall.com.

Additional Information

In connection with the 2016 Annual Meeting, Axiall will file a proxy statement and other documents regarding the 2016 Annual Meeting with the Securities and Exchange Commission (“SEC”) and will mail the definitive proxy statement and a WHITE proxy card to each stockholder of record entitled to vote at the 2016 Annual Meeting. STOCKHOLDERS ARE ENCOURAGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. The final proxy statement will be mailed to stockholders. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Axiall at its website, www.axiall.com, or 1000 Abernathy Road NE, Suite 1200, Atlanta, GA 30328, Attention: General Counsel.

Participants in Solicitation

The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the 2016 Annual Meeting. Information concerning the Company’s participants is set forth in the proxy statement, dated April 17, 2015, for its 2015 annual meeting of stockholders as filed with the SEC on Schedule 14A and the Company’s Current Reports, dated July 6, 2015, July 28, 2015, September 25, 2015, November 18, 2015 and March 8, 2016, as filed with the SEC on Form 8-K. Additional information regarding the interests of participants of the Company in the solicitation of proxies in respect of the 2016 Annual Meeting and other relevant materials will be filed with the SEC when they become available.

Forward-Looking Statements Disclaimer

This news release contains “forward-looking statements” as defined in, and subject to the safe harbor provisions of, the federal securities laws. These forward-looking statements relate to, among other things, the Company’s anticipated financial performance, prospects and the Company’s plans and objectives for future operations. Forward-looking statements are based on management’s assumptions regarding, among other things, general economic and industry-specific business conditions and the continued execution of the Company’s long-term business strategy as a stand-alone public company, and actual results may be materially different. Risks and uncertainties inherent in these assumptions include, but are not limited to, uncertainties regarding future actions that may be taken by Westlake in furtherance of its unsolicited acquisition proposal or its nomination of director candidates for election at Axiall’s 2016 Annual Meeting, potential operational disruption caused by Westlake’s future actions that may make it more difficult to maintain relationships with customers, employees or suppliers, the Company’s ability to successfully implement its strategy to create sustainable, long-term stockholder value, the Company’s ability to successfully implement and administer its cost-saving initiatives (including its restructuring programs) and produce the desired results (including projected savings), future prices for the Company’s products, industry capacity levels for the Company’s products, raw materials and energy costs and availability, feedstock availability and prices, changes in governmental and environmental regulations, the adoption of new laws or regulations that may make it more difficult or expensive to operate the Company’s businesses or manufacture its products, the Company’s ability to generate sufficient cash flows from its business, future economic conditions in the specific industries to which the Company’s products are sold, global economic conditions, competition within the Company’s industry, complications resulting from the Company’s multiple enterprise resource planning (“ERP”) systems and the implementation of its new ERP systems, the failure to adequately protect our data and technology systems, costs resulting from complications or delays relating to the Company’s arrangements with Lotte Chemical USA Corporation related to the ethane cracker (ethylene manufacturing plant) being constructed in Lake Charles, Louisiana, the Company’s failure to realize the benefits of, and/or disruptions resulting from, any asset dispositions, asset acquisitions, joint ventures, business combinations or other transactions, and other factors discussed in the Securities and Exchange Commission filings of Axiall from time to time, including the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 and subsequent quarterly reports on Form 10-Q. The risks and uncertainties above are not the only risks the Company faces. Additional risks and uncertainties not presently known to the Company or that it believes to be immaterial also may adversely affect the Company. Should any known or unknown risks and uncertainties develop into actual events, these developments could have material adverse effects on the Company’s business, financial condition and results of operations. The Company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied herein will not be realized.

Contacts

Axiall Corporation

Investor Relations

Martin Jarosick, 1-770-395-4524

or

Media

Chip Swearngan, 1-678-507-0554

or

Joele Frank, Wilkinson Brimmer Katcher

Joele Frank, Michael Freitag, or Averell Withers, 1-212-355-4449